Exhibit 12.2

Ratio of Earnings to Fixed Charges (excludes preferred stock dividends)

	YTD	Year ended December 31
(Dollars in thousands)	9/30/2016	2015	2014	2013	2012
Earnings
Income from continuing operations	$240,031	$313,226	$313,504	$302,709	$306,839
Fixed charges excluding preferred stock dividends	144,123	177,800	160,629	164,929	172,452

Total	$384,154	$491,026	$474,133	$467,638	$479,291

Fixed charges

Interest on repurchase agreements, securitized debt and senior notes	$143,487	$176,948	$159,808	$164,013	$171,670
Interest on mortgages	0	0	0	0	0
Estimate of interest component within rental expense	636	852	821	916	782

Total	$144,123	$177,800	$160,629	$164,929	$172,452

Ratio of earnings to fixed charges (without preferred stock dividends)	2.67x	2.76x	2.95x	2.84x	2.78

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	YTD
(Dollars in thousands)	9/30/2016	2015	2014	2013	2012
Earnings
Income from continuing operations	$240,031	$313,226	$313,504	$302,709	$306,839
Fixed charges excluding preferred stock dividends	144,123	177,800	160,629	168,876	172,452

Total	$384,154	$491,026	$474,133	$471,585	$479,291

Fixed charges and Preferred Stock Dividends
Interest on repurchase agreements & securitized debt	$143,487	$176,948	$159,808	$164,013	$171,670
Interest on mortgages	0	0	0	0	0
Preferred dividend requirements	11,250	15,000	15,000	13,750	8,160
Issuance Costs of Redeemed Preferred Stock				3,947
Estimate of interest component within rental expense	636	852	821	916	782

Total	$155,373	$192,800	$175,629	$182,626	$180,612

Ratio of earnings to fixed charges (including preferred stock dividends)	2.47x	2.55x	2.70x	2.58x	2.65